ALPHA BANK

06012636

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

SUPPL

Athens, April 11, 2006
Our reference No.13.1.27

SEC MAIL PROCESSING
RECEIVED
APR 17 2006
WASH. D.C.
185

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

H.P. VERYKIOS   O.J. YANNACOPOULOU

ENCLOSURES: (1)

dw 4/18

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424

ALPHA BANK

Comment on press articles [10.4.2006]

In reply to a letter sent on 6.4.2006, by the Athens Exchange, in relation to certain articles in the financial press which indicate Alpha Bank as having expressed interest in participating in a sale process of the Turkish bank Denizbank, Alpha Bank announces that the articles in question express presumptions of their authors, and do not reflect reality.